Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Interim Results

and

Letter from the Chairman

NEW YORK, (MARKETWIRE) – December 2, 2013 – China Metro-Rural Holdings Limited (the “Company”) announces the filing of its interim results for the six months ended September 30, 2013 with the Securities and Exchange Commission (“SEC”) and the following letter from the Chairman:

To Shareholders:

Economic uncertainty continued in 2013, compounded by the debt crisis in several European countries. We also see the Quantitative Easing (“QE”) ending with Bernanke’s regime, pointing out that there are more uncertainties in the market and they affect all of us. Markets are waiting for President Xi’s economic directions in third quarter of 2013. We have addressed these market uncertainties by carefully examining and building upon our fundamental and competitive strengths. We have formulated our business strategies and have done some fine-tuning of our business strategies.

We have always structured CNR for an urban-rural migration and agricultural & logistic trading platforms in China, investing heavily in the areas we deem will make a significant difference in China. Some of these areas have been tremendously successful, funding our activities and generating significant gains for our shareholders. Our management deems that our ability to handle and work under uncertainties has been crucial to CNR’s overall success and we aim to maintain this pioneering culture going forward in urban rural migration redevelopment and agricultural logistic platforms.

Our management is committed to do all that we can and to strive to increase shareholders’ value. We are still in our major business as a leading agricultural logistics platform development and rural-urban migration and city re-development company in China, and whenever there is good opportunity to increase stakeholders’ value, our management will purse for it.

We provide the following updates of our current and future projects:

Our Dezhou Project is one of our urban rural migration projects as well as a logistics platform. It commenced in October 2010 and we have completed approximately 231,000 square meters of GFA and are currently building further approximately 225,000 square meters of GFA at the moment.

Same as our Dezhou Project, Hengyang Project comprises of a logistics platform and urban-rural migration businesses and we have successfully completed the bidding of approximately 1.39 million square meters of land as of today.

Finally, we have entered into a framework agreement with the Zhoukou Municipal Government to invest in Zhoukou Project, which will comprise of both logistics platform and urban-rural migration businesses. We are current in the process of establishing operating subsidiaries and will soon bid for lands for development.

Yours truly,

Sio Kam Seng

Chairman of the Board

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration and city re-development company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about them so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited – Investor Relations Department

Phone: (852) 2111 3815                     E-mail: ir@chinametrorural.com

www.chinametroraul.com

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